SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-5480

  A. Full title of the plan and the address of the plan, if different for that the issuer named below:

                    EMPLOYEES' RETIREMENT SAVINGS PLAN
                    FOR PRECISION STAMPING DIVISION OF
                    ELCO TEXTRON INC.
                    1111 Samuelson Road
                    P.O. Box 7009
                    Rockford, Illinois  61125

  B. Name of issuer of securities held pursuant to the plan and address of its principal executive office:

                      TEXTRON INC.
                      40 Westminster Street
                      Providence, Rhode Island  02903








                              Financial Statements
                           and Supplemental Schedules


                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.


                     Years ended December 31, 1996 and 1995
                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

                              Financial Statements
                            and Supplemental Schedules

                     Years ended December 31, 1996 and 1995



                                    Contents

Report of Independent Auditors                                            1

Financial Statements

Statements of Net Assets Available for Benefits with Fund Information 2 Statements of Changes in Net Assets Available for Benefits with Fund
  Information                                                             4
Notes to Financial Statements                                             6


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes               12
Line 27d--Schedule of Reportable Transactions                           13


                         Report of Independent Auditors

Employees' Retirement Savings Plan for the Precision
 Stamping Division of Elco Textron Inc.
Administration Committee

We have audited the accompanying statements of net assets available for benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 23, 1997

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1996


                                                                 Fund Information
                                                                         Small
                                               Money        High      Capital-                  Textron
                                   Main       Market       Income      ization     Balanced      Stock      Loan
                                   Fund        Fund     Equity Fund     Fund         Fund        Fund       Fund     Total
Investments, at fair value
 (Note 4):
Parkstone Prime Obligation
 Money Market Fund              $ 8,262      $1,073,821    $ 10,507   $  15,225    $  8,396    $  6,174     $    -  $1,122,385
Parkstone High Income
 Equity Fund                          -               -   1,106,381           -            -          -          -   1,106,381
Parkstone Small                       -               -           -   1,454,312            -          -          -   1,454,312
 Capitalization Fund
Parkstone Balanced Fund               -               -           -           -      865,319          -          -     865,319
Textron Inc. Common Stock             -               -           -           -                 397,452          -     397,452
Loans to participants                 -               -           -           -            -          -     82,522      82,522
Total investments                 8,262       1,073,821   1,116,888   1,469,537      873,715    403,626     82,522   5,028,371

Receivables:
Participants' contributions           -           6,838       8,735      12,771        6,969      4,461          -      39,774
Employer's contributions              -          60,058      44,747      55,976       41,637     19,152          -     221,570
Other receivable (payable)            -        (127,039)     80,351      46,869        2,818      6,048          -       9,047
Accrued income                       92           4,430          24          35           19      1,864          -       6,464
Total receivables                    92         (55,713)    133,857     115,651       51,443     31,525          -     276,855

Due (to) from other funds        (8,354)         30,010      (4,828)     25,326      (42,975)       691        130           -
Net assets available for
 plan benefits                $       -      $1,048,118  $1,245,917  $1,610,514     $882,183   $435,842    $82,652  $5,305,226


See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

      Statement of Net Assets Available for Benefits with Fund Information

                                December 31, 1995


                                                               Fund Information
                                                  Money        High        Small
                                     Main        Market      Income    Capital-       Balanced         Loan
                                     Fund         Fund     Equity Fund   ization        Fund           Fund          Total
                                                                           Fund
Investments, at fair value
 (Note 4):
Parkstone Prime Obligation
  Money Market Fund             $ 31,247      $  97,021    $  45,541     $  62,356    $  12,703     $     -      $ 248,868
Parkstone High Income Equity
 Fund                                  -              -      346,673             -            -           -        346,673
Parkstone Small Capitalization
 Fund                                  -              -            -       574,846            -           -        574,846
Parkstone Balanced Fund                -              -            -             -      201,300           -        201,300
Loans to participants                  -              -            -             -            -       28,302        28,302
Total investments                 31,247        97,021       392,214       637,202      214,003       28,302     1,399,989

Receivables:
Participant's contributions            -         1,661         6,011         8,416        3,320           -         19,408
Employer's contributions               -           375         1,084           967          667           -          3,093
Accrued income                       165           420           183           237           80           -          1,085
Total receivables                    165         2,456         7,278         9,620        4,067           -         23,586

Due (to) from other funds        (31,412)        4,584           649       (24,770)      50,949           -              -
Net assets available for plan
 benefits                        $     -      $104,061      $400,141      $622,052     $269,019      $28,302    $1,423,575


See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1996

                                                          Fund Information
                                                                      Small
                                          Money        High         Capital-              Textron
                                 Main     Market      Income        ization    Balanced    Stock      Loan
                                 Fund      Fund     Equity Fund       Fund       Fund       Fund      Fund       Total
Additions to net assets
 attributed to:
Investment income:
Net appreciation
 (depreciation) in fair
 value of investments
 (Note 4)                       $   -   $      -    $  (12,804)  $   (57,176) $(51,554)  $  35,045  $       -  $   (86,489)
Interest and dividend income        -     22,975       116,064       224,631   107,487       6,444      1,393      478,994
                                    -     22,975       103,260       167,455    55,933      41,489      1,393      392,505
Contributions:
Participants                        -     56,941       111,901       156,158    83,217      28,196          -      436,413
Employer                            -     54,434        62,539        78,369    55,426      22,796          -      273,564
                                    -    111,375       174,440       234,527   138,643      50,992          -      709,977
Total additions                     -    134,350       277,700       401,982   194,576      92,481      1,393    1,102,482

Deductions from net assets
 attributed to:
Benefits paid to
 participants                       -     94,608         2,613         1,963    12,329           -          -      111,513
Administrative expenses             -        872           914         1,077       750         440          -        4,053
Total deductions                    -     95,480         3,527         3,040    13,079         440          -      115,566

Net increase prior to
 interfund transfers and
 transfer from other plan           -     38,870       274,173       398,942   181,497      92,041      1,393      986,916
Interfund transfers (net)           -    111,517       (14,472)     (147,719)  (88,919)     86,636     52,957            -
Transfer from the Elco
 Industries, Inc. Employee
 Stock Ownership Plan (Note 1)      -    793,670       586,075       737,239   520,586     257,165          -    2,894,735
Net increase                        -    944,057       845,776       988,462   613,164     435,842     54,350    3,881,651

Net assets available for
 benefits, beginning of year        -    104,061       400,141       622,052   269,019           -     28,302    1,423,575
Net assets available for
 benefits, end of year          $   - $1,048,118    $1,245,917    $1,610,514  $882,183    $435,842   $ 82,652   $5,305,226


See accompanying notes.

                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1995

                                                               Fund Information
                                                  Money        High        Small
                                     Main        Market      Income       Capital-     Balanced       Loan
                                     Fund         Fund     Equity Fund    ization        Fund         Fund        Total
                                                                           Fund
Additions to net assets
 attributed to:
Investment income:
Net realized and unrealized
 appreciation in fair value
 of investments                    $  -           $     -      $ 54,850      $ 73,513     $ 27,504     $     -  $   155,867
Interest and dividend income          -             4,844        17,519        70,219       14,855       2,525      109,962
                                      -             4,844        72,369       143,732       42,359       2,525      265,829

Contributions:
Participants                          -            26,968        92,664       124,085       51,453           -      295,170
Company                               -             4,296        14,250        18,547        8,500           -       45,593
                                      -            31,264       106,914       142,632       59,953           -      340,763
Total additions                       -            36,108       179,283       286,364      102,312       2,525      606,592

Deductions to net assets
 attributed to:
Benefits paid to participants         -                54         2,925         5,960       41,068           -       50,007
Administrative expenses               -               467           858         1,195          725           -        3,245
Total deductions                      -               521         3,783         7,155       41,793           -       53,252

Net increase prior to interfund
 transfers                            -            35,587       175,500       279,209       60,519       2,525      553,340
Interfund transfers (net)             -           (15,497)       (3,873)       (9,448)      29,832      (1,014)           -
Net increase                          -            20,090       171,627       269,761       90,351       1,511      553,340

Net assets available for
 benefits, beginning of year          -            83,971       228,514       352,291      178,668      26,791      870,235
Net assets available for
 benefits, end of year            $   -          $104,061      $400,141      $622,052     $269,019     $28,302   $1,423,575


See accompanying notes.


1.  Description of the Plan

The  following brief description of the Employees' Retirement Savings  Plan  for the Precision Stamping Division of Elco Textron Inc. (the Plan) (formerly, the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Industries, Inc.) is provided for general information purposes only.
Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan formed to provide a retirement savings plan to employees of the Precision Stamping Division of Elco Textron Inc. (Elco or the Company). Elco was purchased by Textron Inc. (Textron) in October 1995 and changed its name from Elco Industries, Inc. to Elco Textron Inc. The Plan provides for participant tax-deferred savings under Section 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of Elco.

Effective June 30, 1996, the Elco Industries, Inc. Employee Stock Ownership Plan
(ESOP) was terminated. The assets of the ESOP were transferred into the participants' new or existing accounts in the Elco Textron Inc. Profit Sharing and Savings Plan, the Elco Thermoplastics Inc. Profit Sharing Plan, the Elco Anchor Wire Inc. Retirement Plan, or the Plan, as applicable. Assets distributed to the Plan were distributed to the participant's investment funds as directed by each participant.

Eligibility

All employees of the Precision Stamping Division of Elco are eligible to participate in the Plan after completing one year of service, as defined in the Plan.

1.  Description of the Plan (continued)

Vesting and Forfeitures

Participants are immediately vested in the value of their contributions and related allocation of trust income or loss.

Participants become fully vested in the value of contributions made by Elco and related allocations of trust income or loss after five years of credited service.

Any forfeitures are allocated to remaining Plan participants.

Contributions

Active   participants  may  contribute  up  to  14%  of  their   pretax   annual
compensation, as defined by the Plan, subject to a dollar limitation of $9,500 in 1996 and $9,240 in 1995.

The Plan provides for an employer matching contribution on the portion of the participant's pre-tax contribution, as defined in the plan documents. Effective January 1, 1996, the Plan was amended whereby the employer matching contribution was increased to 25% (previously between 15% and 25%) of the participant's first 4% deferral. The Plan also provides for discretionary Company contributions. Elco made a discretionary contribution of $215,000 in 1996. No discretionary contribution was made by the Company in 1995.

Investment Options

Effective July 1, 1996, participants were granted the option of investing in the Textron Stock Fund, which is invested exclusively in Textron Inc. common stock. Cash dividends, if any, on Textron common stock will be reinvested in shares of Textron common stock. Fractional interests in the shares of Textron common stock held by the Textron Stock Fund are allocated to participants' accounts.

1.  Description of the Plan (continued)

Participants are allowed to direct employer and employee contributions in 10% increments in any of the following investment funds:

   Money Market Fund - Funds are invested in the Parkstone Prime Obligations Fund, a mutual fund, which invests in short-term U.S. Treasury bills or notes as well as other short-term obligations issued by or guaranteed by the U.S. Government and other short-term obligations.

   High Income Equity Fund - Funds are invested in the Parkstone High Income Equity Fund, a mutual fund, which invests in common and preferred stocks.

   Small Capitalization Fund - Funds are invested in the Parkstone Small Capitalization Fund, a mutual fund, which investments in common and preferred stock.

   Balanced Fund - Funds are invested in the Parkstone Balance Fund, a mutual fund, which invests in a combination of common stocks (and securities convertible into common stocks) and fixed income securities.

   Textron  Stock  Fund - Funds are invested exclusively in  Textron  Common
   Stock.

Participants may change their investment options January 1 and July 1.

Allocations

The Plan document provides for semiannual allocation of trust income or loss which is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions are made. Company contributions are allocated as of the end of each plan year.

1.  Description of the Plan (continued)

Distribution of Plan Benefits

Distribution of the vested value of a participant's account is made by the trustee within sixty (60) days after the end of the Plan year in which occurs a participants' normal retirement date, early retirement date, late retirement date, disability retirement date, severance date or death.

The vested value of such distribution includes any pre-tax contributions made to the participant's account during the Plan year and is determined subsequent to the inclusion of his allocable share of trust income or loss.

2.  Summary of Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. Common Stock are valued at the last reported sales price on the last business day of the Plan year.

Participant loans are stated at cost, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Certain services are provided to the Plan by Elco without charge.

3.  Termination Priorities

Although it has not expressed any intent to do so, Elco has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

4.  Investments

The Plan's investments are held by the trustee. The fair values of investments that exceed 5% of the net assets available for plan benefits are as follows:

                                                                  December 31
                                                             1996            1995

Parkstone Prime Obligation Money Market Fund             $1,122,385       $248,868
Parkstone High Income Equity Fund                         1,106,381        346,673
Parkstone Small Capitalization Fund                       1,454,312        574,846
Parkstone Balanced Fund                                     865,319        201,300
Textron Inc. Common Stock                                   397,452              -

The Plan's investments (including investments bought, sold, as  well  as held  during  the  year)  appreciated (depreciated) in  value  by  $(86,489)
as $155,867, as follows:


                                                                       December 31
                                                                    1996        1995
Investments at fair value as determined by quoted market price:
Parkstone High Income Equity Fund                                $(12,804)   $ 54,850
Parkstone Small Capitalization Fund                               (57,176)     73,513
Parkstone Balanced Fund                                           (51,554)     27,504
Textron Inc. Common Stock                                          35,045           -
                                                                 $(86,489)   $155,867

5.  Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee and the common stock of Textron Inc., parent company of Elco.

6.  Income Tax Status

The Internal Revenue Service ruled on April 6, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


                             Supplementary Schedules


                       Employees' Retirement Savings Plan
                     for the Precision Stamping Division of
                                Elco Textron Inc.

                    Employer Identification Number 36-1033080
                                 Plan Number 012

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                        Number of
                                        Shares or                              Current
                                       Face Amount             Cost             Value

Parkstone Prime Obligation Money
 Market Fund*                           1,122,385            $1,122,385        $1,122,385

Mutual funds:
 Parkstone High Income Equity Fund*        66,330             1,083,891         1,106,381
 Parkstone Small Capitalization Fund*      49,976             1,415,756         1,454,312
 Parkstone Balanced Fund*                  70,180               895,948           865,319
                                                              3,395,595         3,426,012

Textron Inc. Common Stock*                  4,217               362,421           397,452

Participant loans - bearing interest
 rates of 7.25% to 10.00% per
 annum, with various maturity dates*       82,522                82,522            82,522
                                                             $4,962,923        $5,028,371


*  Indicates party-in-interest to the Plan.


    Employees' Retirement Savings Plan for the Precision Stamping Division of
                                Elco Textron Inc.

                    Employer Identification Number 36-1033080
                                 Plan Number 012

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                                 Current
                                                                                                   Value
                   Description                                                                  of Asset on    Net
   Identity of         of                             Purchase      Selling         Cost of     Transaction    Gain
 Party Involved      Assets                             Price        Price           Asset         Date       (Loss)

Category (i)--Individual transactions in excess of 5% of plan assets

Parkstone Prime
Obligation Money  Purchase of 916,591 units
Market Fund*                                          $916,591                       $916,591    $916,591
                  Purchase of 583,612 units            583,612                        583,612     583,612
                  Purchase of 607,623 units            607,623                        607,623     607,623
                  Purchase of 441,922 units            441,922                        441,922     441,922
                  Sale of 583,642 units                               $583,642        583,642     583,642
                  Sale of 608,372 units                                608,372        608,372     608,372
                  Sale of 441,965 units                                441,965        441,965     441,965

Parkstone High    Purchase of 33,256 shares
Income Equity                                          583,642                        583,642     583,642
Fund*

Parkstone Small   Purchase of 17,461 shares
Capitalization                                         608,372                        608,372     608,372
Fund*
                  Purchase of 7,658 shares             221,248                        221,248     221,248

Parkstone         Purchase of 32,738 shares            441,965                        441,965     441,965
Balanced Fund*

Textron Inc.      Purchased 3,003 shares               257,205                        257,205     257,205
Common Stock*

    Employees' Retirement Savings Plan for the Precision Stamping Division of
                                Elco Textron Inc.

                    Employer Identification Number 36-1033080
                                 Plan Number 012

            Line 27d--Schedule of Reportable Transactions (continued)

                                                                                                  Current
                                                                                                   Value
                                                                                                of Asset on    Net
   Identity of              Description of                Purchase      Selling      Cost of    Transaction    Gain
 Party Involved                 Assets                     Price         Price        Asset        Date       (Loss)

Category (iii)-Series of transactions in excess of 5% of plan assets

Parkstone Prime   Purchase of 6,449,381 units in 211
Obligation Money    transactions                         6,449,381                   6,449,381    6,449,381
Market Fund*
                  Sale of 5,575,864 units in 152
                    transactions                                      5,575,864      5,575,864    5,575,864

Parkstone High     Purchase of 49,263 shares in 27
Income Equity       transactions                           854,854                     854,854      854,854
Fund*
                   Sale of 4,654 shares in 10
                    transactions                                         82,342         74,472       82,342    $7,870

Parkstone Small    Purchase of 32,962 shares in 15
Capitalization      transactions                         1,058,970                   1,058,970    1,058,970
Fund*
                   Sale of 4,332 shares in 12
                    transactions                                        122,328        102,834      122,328    19,494

Parkstone Balanced Purchase of 56,878 shares in 29
Fund*               transactions                           750,722                     750,722      750,722
                   Sale of 2,751 shares in 9
                    transactions                                         35,149         32,365       35,365     2,784

Textron Inc.       Purchased 4,220 shares in 6
Common Stock*       transactions                           362,679                     362,679      362,679
                  Sold 3 shares in 1 transaction
                                                                            272            258          272        14

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1996.

*Indicates party-in-interest to the Plan.


                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           EMPLOYEES' RETIREMENT SAVINGS PLAN
                           FOR PRECISION STAMPING DIVISION OF
                           ELCO TEXTRON INC.

                                ELCO TEXTRON INC., Plan Administrator



     DATE: June 25, 1997        By: /s/ Kenneth L. Heal
                                    Secretary/Treasurer








                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form
S-8   No.  333-07121)  pertaining to the Employees' Retirement Savings
Plan for the Precision Stamping Division of Elco Textron Inc. of Textron of our report dated June 23, 1997, with respect to the financial statements and schedules of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. included in this Annual Report
(Form 11-K) for the year  ended December 31, 1996.




                                 ERNST & YOUNG LLP


Providence, Rhode Island
June 25, 1997